Exhibit 99.1

Emera Announces Increase in Common Dividend, Marking 18 Consecutive Years of Growth

Company Release - 9/18/2024

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023, to its short form base shelf prospectus dated October 3, 2023

HALIFAX, Nova Scotia — (BUSINESS WIRE) — Emera Inc. (TSX: EMA) today announced that its Board of Directors approved a 1% increase in the annual common share dividend, raising it to $2.90 from $2.87 per common share. This marks the 18th consecutive year of dividend growth, underscoring Emera’s commitment to delivering value to its shareholders.

“Today’s dividend increase is evidence of our dedication to our shareholders and to the financial resilience of Emera,” said Scott Balfour, President and CEO of Emera Inc. “The continued growth in our dividend rate is fueled by our confidence in achieving a targeted 5-7% average annual adjusted EPS1 growth through 20272. It reflects our strategic focus on sustainable financial performance and long-term stability.”

Emera continues to prioritize the enhancement of shareholder value through disciplined financial management and a robust growth strategy.

Non-GAAP Financial Measures and Ratios

1Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q2 2024 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca . 2 Based on June 2024 analyst consensus.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws including, without limitation, statements concerning Emera’s plans for: future annual dividend growth rate; annual adjusted EPS growth; future financial performance and stability; and enhancement of shareholder value. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.5 million customers in Canada, the United States and the Caribbean. Our team of 7,300 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or at www.sedarplus.ca.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com

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